[BODISEN LETTERHEAD]

February 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
Attn:       Jason Wynn
H. Roger Schwall

Re:         Bodisen Biotech, Inc.
Registration Statement on Form SB-2
File No. 333-127403

Dear Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form SB-2 to become effective on February 2, 2006, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

Bodison Biotech, Inc.

/s/ Wang Qiong

Wang Qiong
Chief Executive Officer